EXHIBIT 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges and

Ratio of Combined Fixed Charges and Preference Dividends to Earnings

	Year Ended					Nine Months Ended September 30, 2011
	2006	2007	2008	2009	2010
Earnings:
Loss before income taxes	$(18,199)	$(21,983)	$(43,943)	$(70,895)	$(120,854)	$(51,927)
Add: fixed charges	546	821	1,734	1,867	1,748	1,297

Earnings as defined	$(17,653)	$(21,162)	$(42,209)	$(69,028)	$(119,106)	$(50,630)

Fixed charges—interest expense
Interest expense	$20	$17	$139	$261	$190	$166
Estimated interest component of rent	526	804	1,595	1,606	1,558	1,131

Total fixed charges	$546	$821	$1,734	$1,867	$1,748	$1,297

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges and the ratio of our combined fixed charges and preference dividends to earnings, earnings consist of loss from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense and our estimate of the interest component of our operating lease expense. Earnings were insufficient to cover fixed charges by approximately $18.2 million in 2006, $22.0 million in 2007, $43.9 million in 2008, $70.9 million in 2009, $120.9 million in 2010 and $51.9 million in the nine month period ended September 30, 2011. For the periods set forth in the table above, we had no earnings and are therefore unable to calculate the ratio of combined fixed charges and preference dividends to earnings.